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                            October 6, 2022

       Rhonda Keaveney
       Chief Executive Officer
       Eline Entertainment Group, Inc.
       7339 E. Williams Drive
       Unit 26496
       Scottsdale, AZ 85255

                                                        Re: Eline Entertainment
Group, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed October 3,
2022
                                                            File No. 000-30451

       Dear Rhonda Keaveney:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed October 3, 2022

       Item 5. Directors and Executive Officers, page 16

   1. We note your response to comment 4 and reissue the comment. See Item 401(e) of
                                                        Regulation S-K.

       Item 6. Executive Compensation, page 19

   2. We note your response to comment 5. Please revise your table to include the principal position of Joshua
Egleston.
 Rhonda Keaveney
Eline Entertainment Group, Inc.
October 6, 2022
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameRhonda Keaveney                         Sincerely,
Comapany NameEline Entertainment Group, Inc.
                                                          Division of
Corporation Finance
October 6, 2022 Page 2                                    Office of Real Estate
& Construction
FirstName LastName